Filed by American Water Works Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: February 4, 2026

The following information was published on a website regarding the merger between American Water Works Company, Inc. and Essential Utilities, Inc. on February 4, 2026.

+ Creating a Multi-State Utility Platform with Compelling Stakeholder Benefits Combining Forces American Water (NYSE: AWK) and Essential Utilities (NYSE: WTRG) are combining as a leading regulated U.S. water and wastewater public utility, serving more than 4.7 million water and wastewater customer connections across 17 states, with a shared mission to provide safe, clean, reliable and affordable services to customers. The combined company will be better positioned to help solve water and wastewater challenges, while continuing to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders. Delivering Meaningful Benefits CUSTOMERS – Supports continued ability to deliver safe, clean, reliable and affordable water and wastewater services – Expanded set of resources and greater scale will support continued investment in critical infrastructure and ability to meet the evolving needs of our customers – Benefit from the combined best practices, knowledge and skills of both utilities EMPLOYEES – Broaden career paths and provide employees with more opportunities to grow, collaborate and contribute to a larger, more dynamic organization – No material changes to employee compensation or benefits anticipated as a result of the transaction – All union contracts will continue to be honored in accordance with their current terms COMMUNITIES – Remain an active member in the more than 2,000 communities the combined company will serve, supporting customers and stakeholders with a dedicated workforce and passionate employee base – No change in customer rates as a result of the transaction, and American Water and Essential Utilities will be better able to maintain an affordable average customer water bill, building economic prosperity in local communities – American Water and Essential Utilities each have a legacy of charitable giving and generous support of the communities served, which will remain in the combined organization INFRASTRUCTURE IMPROVEMENT, SAFETY, Additional Benefits INNOVATION & ENVIRONMENTAL STEWARDSHIP – The transaction will create a larger platform to enhance SCALE, OPERATIONAL EFFICIENCY & industry-leading water and wastewater service and water ACCESS TO CAPITAL quality best practices, and drive innovation and a better – Potential efficiencies, driven by a more efficient overall customer experience. regulated platform with improved ability to serve – The combined entity will also be able to better address customers and to pass along economies of scale the multidecade need for infrastructure investment in our and operational efficiency benefits to customers. nation’s aging water and wastewater systems, including – Enhances financial strength from which to operate, pipe replacement, PFAS remediation, and lead service line including replacements, as well as infrastructure investment in our » stronger balance sheet for the combined nation’s aging natural gas systems. company than either company on a standalone – American Water and Essential Utilities share similar values basis and the combined company would continue to focus on safety and be well-positioned to improve safety through » more stable operating cash flows technological advances. » improved access to capital and enhanced – Combining the complementary American Water and Essential credit through scale, reduced cash flow businesses cements nationwide leadership in working seasonality, and greater access to high-quality closely with federal, state, and local officials to provide water capital allocation opportunities. and wastewater service using the highest environmental – Enables greater purchasing power for goods standards. and services (e.g., chemicals, valves, meters, – Leverages American Water’s R&D, Central Laboratory, engineering & consulting services, employee Environmental compliance program, operational training benefits). programs, GIS and engineering departments – Improved emergency response planning to support rapid response and recovery LEARN MORE Visit americanwateressentialutilitiesmerger.com

+ Cautionary Statement Regarding Forward-Looking Statements Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “likely,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceed- ings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing trans- action and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity. These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking state- ments included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party’s requirement to obtain required govern- mental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties’ businesses successfully; (8) the failure to fully realize benefits, efficiencies and cost savings from the proposed merger or that such benefits, efficiencies and cost savings may take longer to realize or be more costly to achieve than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (10) the risk of litigation, legal proceedings or other challenges related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party’s management’s time and attention from ongoing business operations and opportunities of such party on merger-related matters; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operations, and maintenance costs; (15) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s business- es or increase the cost of operations; (16) changes in each party’s key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (19) other economic, business and other factors, including inflation, interest rate fluctuations or tariffs. The foregoing factors should not be construed as exhaustive. These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC and in the definitive joint proxy statement/prospectus, as filed with the SEC on December 31, 2025 (available at: https://www.sec.gov/Archives/edgar/data/1410636/000119312525337598/d15683d424b3.htm), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Important Additional Information about the Proposed Merger and Where to Find It In connection with the proposed merger, on December 17, 2025, American Water filed a registration statement on Form S-4 (Registration No. 333-292182) with the SEC, as amended on December 29, 2025 (as amended, the “registration statement”). The registration statement, which was declared effective by the SEC on December 30, 2025, includes a document that serves as a prospectus of American Water with respect to the shares of American Water’s common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders, and each party has filed and will file other documents regarding the proposed merger with the SEC. Each party filed the definitive joint proxy statement/prospectus with the SEC on December 31, 2025 (available at: https:// www.sec.gov/Archives/edgar/data/1410636/000119312525337598/d15683d424b3.htm) and commenced mailing of the definitive joint proxy statement/prospec- tus to their respective shareholders on December 31, 2025. This communication is not a substitute for the registration statement, the definitive joint proxy statement/ prospectus or any other document that American Water or Essential Utilities has filed or may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AS CURRENTLY AVAILABLE OR WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain the registration statement, the definitive joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC’s website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water’s investor relations website at ir.amwater.com or at the SEC’s website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC’s website at www.sec.gov. The information included on, or accessible through, American Water’s or Essential Utilities’ respective websites is not incorporated by reference into, and does not form a part of, this communication. Participants in the Solicitation American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water’s and Essential Utilities’ respective shareholders in connection with the proposed merger. Information about the directors and executive officers of Amer- ican Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Director Compensation” and “Equity Compensation Plan Information.” Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities’ definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” Additional and superseding information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, is contained in the registration statement and the definitive joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed merger, including in the definitive joint proxy statement/prospectus under the headings “The Merger—Interests of Directors and Executive Officers in the Merger,” “Security Ownership of Certain Beneficial Owners and Management of American Water” and “Security Ownership of Certain Beneficial Owners and Management of Essential.” To the extent holdings of American Water’s common stock or Essential Utilities’ common stock by the respective directors and executive officers thereof change from the amounts disclosed in the definitive joint proxy statement/prospectus, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5, in each case filed with the SEC. Investors and security holders should read the registration statement and the definitive joint proxy statement/prospectus carefully before making any voting or investment deci- sions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above. No Offer or Solicitation This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solic- itation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 02-2026